SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, Fiftieth Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark E. Betzen, Esq.

Jones Day

2727 N. Harwood Street

Dallas, Texas 75201

Telephone: (214) 969-3704

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is the script of a conference call held by InFocus Corporation for its customer partners on April 14, 2009.

*******

NOTICE TO INVESTORS: This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in the press release has not commenced. At the time the offer is commenced, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (SEC) and InFocus will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase and a related letter of transmittal) and the solicitation / recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

April 14th, 2009 Conference Call Script

Operator:

Good morning, and welcome to the InFocus customer conference call. Leading the call today will be Mr. Bob O’Malley, President and Chief Executive Officer and Mr. Jim Reddy, Vice President of Sales for the Americas. After I read the introduction, I will turn the call over to Mr. Reddy for his remarks.

During this call, we will discuss the InFocus definitive merger agreement announced on Monday and provide forward-looking statements. All forward-looking statements referring to product direction are covered by NDA’s in place with our customers.

The forward-looking statements contained in this conference call speak only of the date which they are made and the company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this conference call.

Thank you. I will now turn the call over to Mr. Reddy. Please proceed.

Jim Reddy – InFocus Corporation – Vice President of Americas Sales

Thank you. Good morning to all who have joined me on this conference call today. In December, Bob announced the engagement of Thomas Weisel Partners, an investment banking firm headquartered in San Francisco, CA. The team at TWP was engaged to provide InFocus with advisory services, including advice related to unsolicited offers previously received by the company.

Yesterday morning, on Monday, April 13th, we announced the results of this engagement – InFocus has entered a definitive merger agreement with Image Holdings Corporation (IHC), an Oregon company controlled by John Hui, an accomplished entrepreneur and, among other business achievements, co-founder of eMachines.

Under the terms of the agreement IHC and its wholly owned subsidiary, IC Acquisitions Corp (IC), will make an all cash tender offer to acquire all outstanding shares of InFocus stock at 95 cents per share or approximately $39 million dollars in total. InFocus will continue to operate as InFocus and will be headquartered in Oregon.

Now I’d like to turn the call over to Bob to discuss the transaction from the Board’s perspective.

Bob O’Malley – InFocus Corporation – President & CEO

Thank you Jim and Good Morning, all

The InFocus board of directors has unanimously recommended that InFocus shareholders accept and tender their shares into the offer, which represents a 36% premium over the April 9th closing price of 70 cents, the last trading day prior to the agreement, and a 90% premium over the last 30 trading day average closing price of 50 cents.

All InFocus Directors and Officers have signed an agreement to tender their shares in support of the merger. Included on the board is Michael Nery, the founder of Nery Capital Partners and the single largest shareholder of InFocus.

The board of directors and the management team of InFocus believe this alternative delivers compelling value to shareholders and benefits to all other stakeholders.

For shareholders: The transaction delivers a 36% premium over Thursday’s closing price and a 90% premium over the 30 day average – an all cash deal.

For employees, customers and suppliers: The transaction increases stability allowing InFocus to execute the current strategy and prioritize longer term issues over running the quarter-to-quarter business. John Hui has a history of lending his personal credit, channel knowledge and supply chain relationships to his family of companies.

For John Hui: The transaction delivers an industry leading brand, robust routes to market, strong supplier relationships and a long history of delivering innovation to the display market.

John Hui has more than 20 years of experience in technology, computer and computer-related businesses. Mr. Hui has successfully owned a number of tech-related operations and continues to acquire, build and sell various organizations today.

John’s background includes founding and running KDS USA, a $400 million dollar distributor of monitors and notebooks; co-founding eMachines, a $1 billion dollar computer company, and its subsequent sale to Gateway, Inc.; and purchasing Packard-Bell BV, a European computer distributor, and its subsequent sale to Acer Inc.

As I said before, John Hui has a history of lending his personal credit, channel knowledge and supply chain relationships to his family of companies. In addition to his background in the PC and related peripherals industries, Mr. Hui oversees various investments in the data storage, telecommunications, web applications and related I.T. areas. Mr. Hui is a US citizen and has lived in this country since 1973. He has BS and MBA degrees and is a certified internal auditor.

In general, going private creates an environment for InFocus and its employees to accelerate the execution of the current strategy. The top priorities of the company remain largely the same and our vision is to be the leader in projection applications for the business, school, government and premium consumer segments.

While this is a very big step for InFocus, our commitment to delivering innovative projection solutions to the market will not change. The news may point to a change in the ownership of InFocus, but it doesn’t affect the commitment we have to building ever stronger channel partnerships.

The offer will be subject to the tender of a minimum of 65% of InFocus outstanding shares and other customary conditions, including the absence of any material adverse effect on the InFocus business. The offer and a subsequent merger that will result in InFocus becoming a wholly-owned subsidiary of IHC are expected to close in the second quarter of 2009.

Thank you all for your continued support and I’d like to turn it back to Jim to close the call.

Jim Reddy – InFocus Corporation – Vice President of Americas Sales

Thank you Bob.

Okay, that’s some exciting news! Now what does this mean to all of us? We expect the merger process to close by the end of the second quarter. While the tender process is active, I’m still expected to exceed my plan.

Our current products are gaining momentum. The IN1100 is now the best selling mobile projector in the IT channel. The IN3100 is gathering great feedback with its differentiated features and premium performance. And the IN5100 is the top selling high end projector in the PC channel.

We are on track to launch a new line of high end projectors designed specifically for the needs of the ProAV channel. Many of you participated in feedback sessions over the past 12 months and we’ll be coming to visit many of you personally over the coming months to share a sneak peak at our prototypes.

And we continue to add more household names from the Fortune 1000 to our best-in-class Strategic Accounts program. All the business we sign through this program ends up going through you, our valued channel partners.

In summary, we value your support and will need it even more as we grow.

I’ve asked my team to continue to follow up with all of you directly in the near term to increase order volume by working closely with you and our mutual customers to close Q2 strong.

Now we’ll be taking your questions.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in this press release has not commenced. At the time the offer is commenced IC Acquisition Corp., Image Holdings Corporation and Radisson Investment Limited will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and InFocus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.